February 20, 2018

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Gabor, Division of Corporation Finance
Erin Jaskot, Division of Corporation Finance

RE:	1347 Property Insurance Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-222470)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, and as representative of the underwriters of the Company’s proposed public offering of preferred stock, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on February 22, 2018, at 10:00 A.M., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that as of the date hereof, 6 copies of the Preliminary Prospectus to the Registration Statement, dated February 13, 2018, have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

Sincerely,

BOENNING & SCATTERGOOD, INC.

By:
Name:	Charles K. Hull
Title:	Managing Director, Head of Investment Banking

Telephone: 610-832-5310
E-mail: chull@boenninginc.com